Jim Sauer · 3rd

President at Strategic Performance Group LLC

Chisago City, Minnesota, United States · 73 connections ·

Contact info

Strategic Performance
Group LLC

 St. Cloud State University

Experience

President

Strategic Performance Group LLC

1991 – Present · 30 yrs

James R. Sauer is President of Strategic Performance Group, LLC (SPG), a management consulting and market research firm with offices in Southwest Florida and the north metro region of Minneapolis – Saint Paul, Minnesota. For the past three decades Jim has been actively involved as a consultant to hundreds of businesses, providing expertise in the areas of strategy formulation, feasibility studies and market research. SPG has provided consulting services to businesses in all 50 states and 12 countries internationally.

Multiple Titles

Norwest Corp., Carlson Companies, Land O' Lakes, Schweigert Foods

1972 – 1992 · 20 yrs

Following graduation from college Jim began working in the banking industry and served as project manager at Norwest Corporation (now Wells Fargo) working on operational reviews, planning and budgeting for its 84 banking affiliates. He was subsequently hired by Carlson Companies (Carlson Marketing Group, Radisson Hotels, Carlson Travel Network, T(...see more

Education



St. Cloud State University
1966 – 1972

Multiple Schools

After receiving a Bachelor of Science degree double majoring in Management and Finance, he earned a MBA degree from the State University at St. Cloud, MN. He has continued his education through postgraduate study and executive development at the University of Minnesota, University of Wisconsin and the Graduate Institute of Cooperative Leadership at the University of Missouri. Currently, Jim was an adjunct professor for St Mary's University of Minnesota where he periodically taught a course in Strategic Management.



